Exhibit 99.1

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 9, 2015

ENCOURAGING RESULTS FROM UNDERGROUND EXPLORATION PROGRAM
CONFIRM POTENTIAL OF STOCKWORK AT PRAIRIE CREEK MINE

• Detailed Sampling Reveals Significant Stockwork Mineralization, grading 5.6%
Pb, 14.2% Zn and 119 g/t Ag across 4.4m over 71.8m Strike Length

• Diamond Drilling Continues to Intercept Main Quartz Vein

Vancouver, British Columbia, June 9, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the continuing underground exploration program at the Prairie Creek Mine in the Northwest Territories, Canada last reported on May 5, 2015.

Assays have now been received from five additional diamond drill holes and from an underground chip sampling program.

Highlights of Underground Exploration:

•
Detailed chip sampling of Stockwork Zone (“STK”) on the 930m Level, has returned composite grades of 5.6% Pb, 14.2% Zn and 119 g/t Ag across a true width of 4.4m along a strike length of 71.8m within an area named “the Northwest Drift”.

•
Diamond drilling of the lower portion of the Main Quartz Vein (“MQV”) structure has intersected significant grades in three holes, PCU-15-56, 58 and 59. Hole PCU-15-59 returned an intercept of 14.82% Pb, 3.95% Zn, 377 g/t Ag over an estimated true width of 2.6m, approximately 300m vertically below the existing workings.

•	Multiple intercepts of STK mineralization were also returned in PCU-015-60 including a 1.4m assay interval grading 4.8% Pb, 11.7% Zn and 66 g/t Ag.

In this particular area of the property, base metal mineralization occurs both in the Main Quartz Vein, which is a high-grade, steeply dipping, fault structure that hosts the majority of the defined reserves and resources, and in the Stockwork Zone, which is a series of narrow high-grade veins occurring at an oblique angle to the Main Quartz Vein.

Most of the previous exploration at Prairie Creek has been on the MQV since the STK mineralization was previously estimated to be somewhat lower grade; however, this recent detailed underground chip sampling of the STK has demonstrated there are areas within the Stockwork zone that exhibit high grades of lead, zinc and silver mineralization and which are accessible from the existing workings.

This data will be further interpreted, modelled and incorporated into the future resource and reserve calculations and mineplan.

930m Level Underground Chip Sampling

The 930m Level underground workings were developed primarily to access the Main Quartz Vein which is now well exposed and partially developed in numerous headings. Towards the end of the existing 930m Level workings, mineralization occurs both within the MQV and STK structures. The Northwest Drift (“NWD”) which was developed in this STK zone; was never previously sampled.

Results of Underground Chip Sampling of STK on the 930m Level

Chip Sample Location		True Width (m)	Strike Length (m)	Pb (%)	Zn (%)	Ag (g/t)
COMPOSITE SECTIONS IN NORTHWEST DRIFT (NWD) and CROSSCUT (XC) 29
XC-29-15m		10.00	4.25	8.39	12.27	143
XC-29-10m		4.00	5.00	4.55	7.45	73
XC-29.5-5m section		3.00	10.00	7.41	21.50	123
NWD-10m section		4.00	10.00	3.53	10.52	126
NWD-15m section		3.40	5.00	2.13	12.41	92
NWD-20m section		3.00	5.00	5.23	18.33	116
NWD-25m section		3.20	5.00	8.40	19.83	167
NWD-30m section		3.40	5.00	5.96	13.21	111
NWD-35m section		3.40	5.00	9.25	21.02	128
NWD-40m section		3.30	5.00	3.90	5.92	62
NWD-45m section		4.10	5.00	3.41	8.56	77
NWD-50m section		5.40	4.50	4.89	11.66	70
NWD-54m section		6.00	3.00	7.95	19.23	326
Weighted Composites from 13 Sections		4.40	71.75	5.64	14.16	118.87

INDIVIDUAL STK SAMPLES	PROXIMITY TO NWD
XC-32	70m north	0.50	-	8.25	26.60	107
XC-31	50m north	0.50	-	9.86	19.90	189
XC-30/31	45m north	1.40	-	8.41	23.80	121
XC-30	10m north	0.50	-	14.80	20.20	198
XC-29	2m north	1.00	-	5.78	11.00	143
XC-28	50m north	0.50	-	5.83	22.20	127
XC-28	55m north	0.50	-	3.75	13.20	50
XC-27	70m north	1.00	-	17.60	27.10	360
XC-27	85m north	1.00	-	2.23	15.90	95

Chip Sampling Methodology

The rehabilitation of the 930m Level underground workings has allowed further access into this mid-level and provided an opportunity to sample the STK mineralization. The 930m Northwest Drift and Crosscut 29 provided over 70m exposure of strike length within the STK zone.

Chip sampling, by air hammer, of 50 back samples was completed across 13 cross sections within the drift at 5m intervals. All individual sectional samples were width weighted according to each section. Resulting sectional composites were then strike length weighted half way to the adjacent sections or, at the end of the workings, half way from the previous strike interval. Additional wall and back sampling was completed on Stockwork mineralization in proximity to the Northwest Drift using a minimum sample width of 0.5m.

Stockwork Mineral Resource

The March 26, 2015 Resource Estimate included, for the first time, both an Indicated and Inferred STK Resources summarized below. (See Press Release March  26, 2015):

Stockwork	Tonnes	Pb %	Zn %	Ag g/t
Indicated Resource	1,400,000	4.0	7.1	63
Inferred Resource	790,000	4.0	4.7	61

While the Northwest Drift area is still subject to geological interpretation and modelling the recent chip sampling program shows evidence that it contains higher grades than previously estimated in the overall STK mineral resource.

870m Decline Diamond Drilling Results

Exploration drilling continued from underground drill stations #8 and #9, in the 870m decline testing for new areas of mineralization near the mine workings and to further detail Inferred resources, with the objective of converting part of the large Inferred Mineral Resource to the Indicated category. Three holes, PCU-15-56, 58 and 59, intersected significant grades in the MQV and  hole PCU-015-60 returned multiple intercepts of STK mineralization. Recent received assay results from the diamond drill program are as follows:

Drillhole Number	Mineral Style	From (m)	To (m)	Core Interval(m)	True Width(m)	Pb (%)	Zn (%)	Ag (g/t)
PCU-15-56	Vein	273.50	274.48	0.98	0.43	7.34	3.74	143
PCU-15-56	MQV	327.00	331.93	4.93	3.65	10.85	0.78	131
PCU-15-57	abandoned
PCU-15-58	Vein	213.58	214.58	1.00	0.52	16.20	0.13	202
PCU-15-58	MQV	302.97	306.20	3.23	2.42	8.85	1.15	64
PCU-15-59	Vein	349.75	351.74	1.99	0.63	18.84	0.15	199
PCU-15-59	MQV	368.00	370.60	2.60	1.80	14.82	3.95	377
PCU-15-59	STK	377.65	378.65	1.00	0.33	4.33	2.25	33
PCU-15-60	STK	109.65	110.95	1.30	0.90	4.60	6.61	117
PCU-15-60	STK	139.35	140.35	1.00	0.69	0.15	4.18	2
PCU-15-60	STK	144.40	145.40	1.00	0.69	7.87	9.47	118
PCU-15-60	STK	158.48	159.48	1.00	0.68	1.55	14.10	21
PCU-15-60	STK	164.57	166.70	2.13	1.38	4.83	11.72	66
PCU-15-60	STK	167.70	169.70	2.00	1.25	0.36	3.58	57
PCU-15-60	STK	173.70	174.96	1.26	0.74	0.92	5.73	10
PCU-15-60	STK	176.50	177.50	1.00	0.57	0.21	6.66	23
PCU-15-60	STK	235.92	237.44	1.52	0.95	6.02	0.70	43

2015 Underground Exploration Program

To date, Canadian Zinc has completed 4,100m of core drilling from 3 stations on 4 sections. Drilling is presently continuing from drill station #10 at the end of the decline tunnel of the 870m Level.

The drilling program is scheduled to continue to the end of June and the new geological data is being incorporated into a newly interpreted geological block model.

A further update on the program will be issued upon receiving analytical results.

Quality Assurance/Quality Control

The underground chip samples were collected by air hammer across representative lithologies with an average sample size of 8kg. The drill core samples were cut by diamond saw and securely, through chain of custody, all samples were shipped to AGAT Laboratories for initial multi-element assay by ICP-OES analysis. Further assays and analysis was completed where appropriate standards, duplicates and blanks were inserted and included within the analysis.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

About the Prairie Creek Mine

The Prairie Creek Mine contains a partially developed infrastructure including an almost complete flotation mill, workshops, accommodations, and support facilities. The Company holds a Type “A” Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. An update Resource Estimate was completed by AMC Mining Consultants (Canada) in March 2015 (refer to March 26, 2015 press release) with overall results as follows:

OVERALL RESOURCE ESTIMATE: MARCH 2015
TOTAL MQV+STK+SMS	TONNES	Zn %	Pb %	Ag g/t
MEASURED	1,279,000	13.2	11.6	211
INDICATED	5,309,000	9.5	9.0	131
MEASURED & INDICATED	6,588,000	10.2	9.5	147
INFERRED	7,078,000	11.7	9.6	177

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, 12th Floor Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, 12th Floor Toronto, ON M5J 2W4
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.